

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2019

Ivan Shi
Chief Financial Officer
uCloudlink Group Inc.
Room 2118-2119, 21/F, One Pacific Centre
414 Kwun Tong Road, Kwun Ton
Kowloon, Hong Kong

Re: uCloudlink Group Inc.
   Amendment No. 1 to Draft Registration Statement on Form F-1
   Submitted June 28, 2019
   CIK No. 0001775898

Dear Mr. Shi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Amendment Form F-1 filed June 28, 2019

Consolidated Statements of Comprehensive Loss, page F-3

1.   We note your response to our prior comment 13. Since you have income from rentals, income from services, and income from the sale of tangible products, please separate your revenue streams on the face of your Consolidated Statements of Comprehensive Loss in accordance with Item 5-03(B)1(a) of Regulation S-X.

2.8 Revenue Recognition, page F-17

2.   We note your response to our prior comment 5. Please tell us the amount of cost associated with SIM card replacement and complementary data packages provided to

       customers for the periods presented. Also, it appears that you may have a customary business practice of SIM cards replacement and complementary data packages when customers complain about the data connectivity service.   As such, tell us how you considered variable consideration guidance in ASC 606-10-32- 6 thru 606-10-32- 10. If you acknowledge that this is a type of variable consideration, please confirm that you will revise your accounting in future filings, if the amounts become material.

       You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Adviser, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Telecommunications

cc: Z. Julie Gao